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                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                               PURSUANT TO RULE 13d-2
                              (Amendment No. __2___)*

                         Old Dominion Freight Line, Inc.
                              (Name of Issuer)

                                 Common Stock
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                       (Title of Class of Securities)

                                   679580100
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                              (CUSIP Number)

                                    9/30/2006
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            (Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [X]    Rule 13d-1(b)

            [ ]    Rule 13d-1(c)

            [ ]    Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 679580100                 	13G       	  Page  2   OF  5  Pages


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1. 	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                           Munder Capital Management
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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     	(a) [ ]
     	(see instructions)                                 	(b) [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

	                              State of Delaware
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                  	5.       SOLE VOTING POWER

      NUMBER OF                     3,578,121
       SHARES              -----------------------------------------------------
    BENEFICIALLY     	6.       SHARED VOTING POWER
      OWNED BY
        EACH	                    0
     REPORTING             -----------------------------------------------------
    PERSON WITH         7.       SOLE DISPOSITIVE POWER

		                    3,770,279
                  	   -----------------------------------------------------
                 	8.       SHARED DISPOSITIVE POWER

                            	    0
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  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	                           3,770,279
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 10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                    [ ]

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 11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      10.1%
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 12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IA
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CUSIP No. 679580100                 	13G       	  Page  3   OF  5  Pages


Item 1.

	(a)	Name of Issuer:

		Old Dominion Freight Line, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

		Old Dominion Freight Line, Inc.
		500 Old Dominion Way
		Thomasville, NC 27360

Item 2.
	(a)	Name of Person Filing:

		    Munder Capital Management ("Munder")

	(b)	Address of Principal Business Office:

	            Munder Capital Center
	            480 Pierce Street
	            Birmingham, MI  48009

	(c)	Citizenship:
	            Munder is a general partnership formed under the laws of the State of Delaware

	(d)	Title of Class of Securities:

		      Common Stock

	(e)	CUSIP Number:

		      679580100

Item 3.	    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

	(e)	[X]	An investment adviser in accordance with Rule13d-1
			(b)(1)(ii)(E);

Item 4.	    Ownership

	(a)	Amount Beneficially Owned:

	            3,770,279 shares (the "Common Stock")

	(b)	Percent of Class

	            10.1%


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CUSIP No. 679580100                 	13G       	 Page  4   OF  5  Pages


	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote:

	                 3,578,121

		(ii)	shared power to vote or direct the vote:

	                 0

		(iii)	sole power to dispose or to direct the disposition of:

	                 3,770,279

		(iv)	shared power to dispose or direct the disposition of:

	                 0

Item 5.     Ownership of Five Percent or Less of a Class

	       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

		 Not Applicable.

Item 6.	    Ownership of More than Five Percent on Behalf of Another Person

	       While Munder is the beneficial owner of the shares of Common
            Stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.


Item 7.	    Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company

                  Not Applicable.

Item 8.	    Identification and Classification of Members of the Group

		  Not Applicable.

Item 9.	    Notice of Dissolution of Group

                  Not Applicable.

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CUSIP No. 679580100                 	13G             Page  5   OF  5  Pages

Item 10.    Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						October 10, 2006

						MUNDER CAPITAL MANAGEMENT,
						a Delaware general partnership


						By:	/s/ Mary Ann C. Shumaker

						Its:	Associate General Counsel